UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025.

Commission File Number: 333-130386

GENTOR RESOURCES INC.
(Exact Name of Registrant as Specified in Charter)

4120 Yonge Street, Suite 304
Toronto, Ontario, M2P 2B8
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [   ]

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTOR RESOURCES INC.
(Registrant)

Date: August 28, 2025	By: /s/ Donat K. Madilo
Name: Donat K. Madilo
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Interim Condensed Consolidated Financial Statements for the period ended June 30, 2025
99.2	Management’s Discussion and Analysis for the period ended June 30, 2025
99.3	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CEO
99.4	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CFO